

June 4, 2010

Room 4631

David A. Martin
Principal Financial Officer and Principal Accounting Officer
Insituform Technologies, Inc.
17988 Edison Avenue
Chesterfield, Missouri 63005-1195

>   **Re: Insituform Technologies, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Definitive Proxy Statement on Schedule 14A filed on March 17, 2010**
>   **File No. 000-10786**

Dear Mr. Martin:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us supplementally of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Item 1 – Business, page 3

Competition, page 10

2. Your disclosure about the competitive environment, including the related risk
    factor disclosure on page 11, is somewhat broad and generic. In future filings,
    please expand your disclosure to comply with Item 101(c)(1)(x) of Regulation S-
    K, to discuss, if material, an estimate of the number of competitors, if known or
    reasonably available to you.   Also if material, please give separate consideration
    to principal products and services you offer in each of your segments.

Item 1A. Risk Factors, page 11

3. Please note that you should disclose all known material risks, and you are
    responsible for the disclosure in your filing. If risks are not deemed material, you
    should not reference them. In future filings, please revise or remove the second
    and third sentences in the introductory paragraph accordingly.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 22

Liquidity and Capital Resources, page 32

4. You state that your senior notes and credit facility include restrictive covenants,
    including a consolidated leverage ratio and fixed charge ratio, which you have
    passed at December 31, 2009 and March 31, 2010. To the extent that future non-
    compliance of any debt covenant is reasonably likely, please revise future filings
    to disclose and discuss the specific terms of any such covenants. Your disclosures
    should include actual ratios/ amounts for each period and the most restrictive
    required ratios/ amounts. This will allow readers to understand how much
    cushion there is between the required ratios and the actual ratios. Your disclosure
    should also address the risks and potential consequences of not complying with
    your debt covenants. See Sections I.D and IV.C of the SEC Interpretive Release
    No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP
    Financial Measures dated June 13, 2003.

5. With regard to your European Sewer Rehabilitation segment, please address the
    following:
    - You recorded $4.6 million in restructuring charges related to the
      reorganization of the business, of which $1.2 million is classified in operating
      expense. Tell us where you have classified the remaining portion of the
      restructuring charge and how you have presented the restructuring charges on

your statement of cash flows;

- We note that this segment has experienced decreasing trends in sales, gross profit and increasing operating losses. Tell us and disclose, in future filings, whether or not you anticipate further restructuring charges as a result of the reorganization. Section 501.02 of the Financial Reporting Codification contains guidance on the requirement for MD&A disclosure of uncertainties that could materially impact future operating results. An uncertainty over the ability to recover a material amount of assets should be disclosed unless management determines that the loss is "not reasonably likely to occur."

- Further, you disclose that you have two reporting units that had fair value within 20% of their carrying value. Considering the downward trends in this segment, tell us what consideration was given to performing an interim impairment test of goodwill and long lived assets at March 31, 2010. Additionally, tell us if these 20% cushion still remained at March 31, 2010.

- You state that 2008 gross profit was impacted by the inclusion of a gain from a litigation settlement.   Confirm that this settlement is the legal actions discussed on page 51 and 66, where you state that you recorded, in 2008, $8.0 million of royalty revenue pursuant to the settlement. Please tell us your basis in US GAAP for classifying the settlement as revenue in operating income. Refer to ASC 225-10 and 20.

6. Gross profit decreased in your Water Rehabilitation segment during 2009 as a result of project execution issues and further decreased in the first quarter 2010 due to revision in the cost to complete two projects in India.   Clarify whether or not loss provisions were recorded for these projects. Please provide us with a current update on the financial status of these projects, including the events and circumstances surrounding the loss provisions, the timing of the provisions, whether or not you expect further losses and if so when you plan to record these charges. Please note that your MD&A section should also include a detailed discussion and analysis of any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on operations. If you believe that margins will continue to be impacted as a result of these loss provisions, this fact should be disclosed. Refer to Item 303 (A) (3) of Regulation S-K for disclosure requirements and guidance as well as the Commission's MD&A Interpretive Release 33-8350.

Off-Balance Sheet Arrangements, page 35

7. You state you have exposure under performance guarantees by contractual joint ventures and indemnification of your surety. Tell us and disclose, in future filings, the amount of work that represents your maximum exposure to your partner's proportionate share under these performance guarantees.   Additionally,

please revise disclosure to discuss any other guarantees you have made to your partners, such as loan guarantees and the fair value of those guarantees, if any.

Note 2. Summary of Accounting Policies, page 50

Revenues, page 51

8. You briefly discuss how certain contracts performed by the Company's Bayou business involve storage of customer-supplied pipes on Company property following the completion of services. Please tell us and disclose, in future filings, the terms of these type of arrangements and quantify the amount of revenue you received from these arrangements for each period presented. Further explain how you satisfied the guidelines set forth in ASC 605-10-S99 for revenue recognition related to bill and hold sales.

9. Additionally, you state some contracts contain multiple element arrangements. Please tell us and disclose, in future filings, the nature of these arrangements, including the nature of the deliverables and any performance, cancellation, termination or refund-type provisions. Also, quantify how much revenue you have received from such arrangements for each period presented and how your accounting for and disclosure of these arrangements complies with ASC 605-25-25 and 605-25-50.

Note 14. Selected Quarterly Financial Data, page 72

10. Please revise future filings to provide a narrative discussing any significant events or circumstances that lead to material variations on a quarterly basis. Refer to Item 302 of Regulation S-K or SAB Topic 6G. In this regard, your first quarter 2009 operating income and loss from continuing operations varies materially from the first quarter 2008 and the second quarter 2009.

Item 15. Exhibits and Financial Statement Schedules, page 75

11. It appears that you have not filed the schedules to the Credit Agreement dated March 31, 2009 (Exhibit 10.19). Please file the complete copy of your credit agreement as an exhibit with your next periodic report.

Definitive Proxy Statement on Schedule 14A filed on March 17, 2010

Executive Compensation, page 18

Compensation Discussion and Analysis, page 18

Annual Cash Incentive Compensation, page 21

12. With a view toward future disclosure, please tell us what the actual level of target achievement was with respect to the net income target for year 2009. In addition, please discuss what the individual performance objectives were for each named executive officer and how the compensation committee determined achievement of these objectives. To the extent that the compensation committee's decisions regarding a named executive officer's individual performance were based upon a subjective evaluation, please ensure that you disclose each executive officer's personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Long-Term Incentive Compensation, page 23

13. In future filings, please revise your disclosure to address the basis upon which the compensation committee allocated compensation to each different form of award (i.e., options, restricted stock and long-term incentive cash). See Item 402(b)(2)(iii) of Regulation S-K.

14. Please explain how the compensation committee arrived at the various equity award amounts in relation to the nominal values of the long-term incentive compensation disclosed on page 23. In addition, please discuss how the compensation committee determined the actual number of restricted stock awarded to each named executive officer.

Cash-Based Incentives, page 26

15. With respect to the determination of the future value of the target award, please explain how the compensation committee selected the 1.38 factor, and what this factor represents.

Summary Compensation Table, page 31

16. We note your footnote (4) disclosure regarding the one-time bonus paid in connection with certain extraordinary events. Please tell us, and to the extent

applicable, in future filings, disclose the extraordinary events giving rise to this bonus award, as well as the elements considered by the compensation committee in determining the size of the bonus amounts. Your disclosure should provide the investors insight into the committee's decision-making process.

Change of Control, Severance and Termination, page 35

17. To the extent that any of your named executive officers are covered by the Severance Policy, in future filings please revise your disclosure to describe and explain the specific circumstances that would trigger payment or the provision of other benefits under the policy, as well as quantify the estimated payments and benefits that would be provided in each covered circumstance. See Item 402(j)(1) and (2) or Regulation S-K.

18. In future filings, please provide the rationale for the single trigger acceleration of the unvested equity awards upon a change in control. See Item 402(b)(2)(xi) of Regulation S-K.

Form 8-K filed April 26, 2010

19. Included in your Exhibit 99.1 to Form 8-K dated April 26, 2010 you include a non-GAAP income statement for the three months ending March 31, 2010 as well as a brief "Regulation G statement" that discusses the fact that you have excluded certain items that have impacted income and diluted EPS. Please tell us how your inclusion of a non-GAAP income statement complies with Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and satisfies the reconciliation requirement of Regulation G.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Era Anagnosti, Attorney at (202) 551- 3369 or Pam Long, Assistant Director at (202) 551-3760.

Sincerely,

Terence O'Brien
Accounting Branch Chief